Exhibit 12.1
IDACORP, Inc.
Consolidated Financial Information
Ratio of Earnings to Fixed Charges

	Twelve Months Ended
	December 31,
	(Thousands of Dollars)

	2009	2008	2007	2006	2005

Earnings, as defined:

Income from continuing operations before income taxes	$146,737	$117,614	$96,003	$115,452	$103,326
Adjust for distributed income of equity investees	13,724	5,176	6,064	(9,347)	(10,370)
Equity in loss of equity method investments	-	-	-	-	-
Minority interest in losses of majority owned
subsidiaries	-	-	-	-	-
Fixed charges, as below	79,461	81,172	72,879	65,745	64,379
Total earnings, as defined	$239,922	$203,962	$174,946	$171,850	$157,335

Fixed charges, as defined:

Interest charges[1]	$78,457	$80,282	$71,946	$64,720	$62,962
Preferred stock dividends of subsidiaries - gross up -
IDACORP rate	-	-	-	-	-
Rental interest factor	1,004	890	933	1,025	1,417
Total fixed charges, as defined	$79,461	$81,172	$72,879	$65,745	$64,379

Ratio of earnings to fixed charges	3.02 x	2.51 x	2.40 x	2.61 x	2.44 x

1 FIN 48 interest is not included in interest charges.